SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Investments Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI Investments Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

SEI Investments Capital Accumulation Plan

Index

December 31, 2005 and 2004

*	Refers to item number in Form 5500 (Annual Report/Report of Employee Benefit Plan) for the plan period ended December 31, 2005, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SEI Investments Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Investment Capital Accumulation Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA

June 29, 2006

SEI Investments Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments
Investments at fair value	$157,768,856	$144,892,727

Investments at contract value	13,448,659	12,565,899

Total investments	171,217,515	157,458,626

Receivables
Employer contributions	63,938	52,825
Dividends	70,764	62,983

Total receivables	134,702	115,808

Net assets available for plan benefits	$171,352,217	$157,574,434

The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,075,835
Interest	143,980
Dividends	3,182,123

Investment income	7,401,938

Contributions
Participants	10,453,425
Employer	3,813,173

Total contributions	14,266,598

Total additions	21,668,536

Deductions from net assets attributed to
Benefits paid to participants	7,877,843
Administrative expenses	12,910

Total deductions	7,890,753

Net increase	13,777,783

Net assets available for benefits
Beginning of year	157,574,434

End of year	$171,352,217

The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2005 and 2004

1.	Plan Description

General

The following description of the SEI Investments Capital Accumulation Plan (the “Plan”) provides only general information. The Plan, a defined contribution plan, was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). Participants should refer to the Summary Plan Document for a more complete description of the Plan’s provisions. The Plan’s sponsor is the Company. In December, 2005, the Company amended the Plan to provide for automatic rollover provisions for distributions over $1,000 effective with respect to distributions made on or after March 28, 2005.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.

Contributions

Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. These employees include: employees excluded from coverage under the Plan by the terms of any adoption agreement, union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, except to the extent such persons were participants in a tax-qualified plan that was merged into the Plan, any personnel dedicated to the sale of fund products through retail distribution channels for a single bank or other financial institution, and leased employees, unless admitted to the Plan by election of their employer. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.

Any contribution election will not be effective until a later date as described in the Summary Plan Document. Generally, contribution elections become effective in the first payroll cycle of the month following the receipt of the election form in good order by the Company during the first 15 days of a month. Elections received from participants in good order after the 15th day of a month become effective in the first payroll cycle of the second month after receipt by the Company.

Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies and collective funds sponsored by the Company and the common stock of the Company. A participant may make tax-deferred contributions to the Plan up to the lesser of 25 percent of eligible compensation or $14,000 for the calendar year 2005. Participant contributions are credited to the participant’s deferral account. In addition, participants who have attained age 50 before the end of the Plan year may be eligible to make catch-up contributions.

All Company contributions are discretionary and are made out of available profits of the Company. The Company’s matching contribution may not exceed 60 percent of the participant’s contribution up to five percent of the participant’s annual eligible compensation and are credited to the participant’s matching contribution account. A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $3,813,173 for 2005.

As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2005 and 2004

Participant Accounts

The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account. The Company made no profit-sharing contributions during 2005.

Vesting

Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.

Payment of Benefits

Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.

Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship.

Participant Loans

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 8 percent to 9 percent, which are generally at or above local prevailing rates as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. As of December 31, 2005, the loans have maturity dates which range from 2006 to 2035.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value per share. The SEI Stable Asset Fund is benefit responsive and, therefore, is valued at contract value, which approximates fair value. Common stock of the Company is valued at market value. Participant loans are valued at principal plus accrued interest, which approximates fair value. Purchases and sales of securities are reflected on a trade date basis.

Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.

The Plan presents, in the accompanying Statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2005 and 2004

Expenses of the Plan

All administrative costs of the Plan, with the exception of loan fees, are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The fair market values of individual assets that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
SEI Stable Asset Fund, 12,617,186 and 12,633,434 shares, respectively	13,448,659	$12,565,899
SEI Institutional Managed Trust – Large Cap Value Fund, 1,332,875 and 1,238,391 shares, respectively	28,230,313	26,464,422
SEI Institutional Managed Trust – Small Cap Growth Fund, 1,201,996 and 1,240,559 shares, respectively	21,792,190	21,734,599
SEI Institutional Managed Trust – Large Cap Growth Fund, 1,265,667 and 1,210,282 shares, respectively	25,047,566	22,438,635
SEI Asset Allocation Trust – Diversified Global Growth Fund, 981,125 and 839,817 shares, respectively	12,715,384	10,296,156
SEI Asset Allocation Trust – Diversified Global Stock Fund, 891,636 and 805,493 shares, respectively	10,976,039	9,190,671
SEI Investments Company Common Stock, 605,648 and 608,493 shares, respectively	22,408,976	25,514,111

During 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $4,075,835 as follows:

Appreciation / (Depreciation)

Registered Investment Companies	$6,821,040
Common Stock of the Company	(2,745,205)

Net appreciation in fair value of investments	$4,075,835

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2005 and 2004

4.	Income Taxes

The Internal Revenue Service issued a determination letter, dated May 18, 2004, stating that the Plan was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements as of that date. The Plan was amended in 2004 and, as disclosed in Note 1, 2005; however, the Plan’s administrator and the Company’s management believe that the Plan continues to be designed in accordance with and is being operated in compliance with the applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

6.	Related Party Transactions

SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, serves as the Trustee and Custodian to the Plan through a formal agreement with the Company. SPTC earns an annual fee based upon a percentage of the average net assets in the Plan. During 2005 and 2004, SPTC waived all fees related to this agreement.

All investments of the Plan are in registered investment companies, collective funds sponsored by the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and collective fund investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.27 percent and 1.70 percent of the average net assets of the funds. Purchases and sales of SEI Investments Company common stock during 2005 totaled $3,143,996 and $3,457,093, respectively. The market value of SEI Investments Company common stock was $22,408,976 and $25,514,111 at December 31, 2005 and 2004, respectively.

SEI Investments Distribution Co. (“SIDCO”) and SEI Investments Management Corporation (“SIMC”), wholly-owned subsidiaries of the Company, in their capacity as distributor and manager of the registered investment companies available in the plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SEI Trust Company (“STC”), also a wholly-owned subsidiary of the Company, provides trustee services to the SEI Stable Asset Fund.

7.	Risks and Uncertainties

The Plan provides for investment options such as the Company’s common stock as well as registered investment companies and collective funds which invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in assets available for benefits.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2005 and 2004

8.	Subsequent Event

On December 29, 2005, The Financial Accounting Standards Board (the “FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans (the “FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for annual periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following: benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

Supplemental Schedule

SEI Investments Capital Accumulation Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2005

	Description	Investment Type	Cost Value		Current Value
*	SEI Stable Asset Fund	Common/Collective Trusts	*	*	$13,448,659
*	SEI Institutional Managed Trust - Core Fixed Income Fund	Registered Investment Company	*	*	7,346,499
*	SEI Institutional Managed Trust - High Yield Bond Fund	Registered Investment Company	*	*	909,469
*	SEI Institutional Managed Trust - Large Cap Value Fund	Registered Investment Company	*	*	28,230,313
*	SEI Institutional Managed Trust - Small Cap Value Fund	Registered Investment Company	*	*	4,165,971
*	SEI Institutional International Trust - International Equity Fund	Registered Investment Company	*	*	8,555,908
*	SEI Institutional Managed Trust - Small Cap Growth Fund	Registered Investment Company	*	*	21,792,190
*	SEI Institutional Managed Trust - Large Cap Growth Fund	Registered Investment Company	*	*	25,047,566
*	SEI Asset Allocation Trust - Diversified Moderate Growth Fund	Registered Investment Company	*	*	3,164,793
*	SEI Asset Allocation Trust - Diversified Global Growth Fund	Registered Investment Company	*	*	12,715,384
*	SEI Asset Allocation Trust - Diversified Global Stock Fund	Registered Investment Company	*	*	10,976,039
*	SEI Asset Allocation Trust - Diversified Conservative Fund	Registered Investment Company	*	*	1,580,650
*	SEI Institutional International Trust - Emerging Markets Equity Fund	Registered Investment Company	*	*	6,141,758
*	SEI Institutional International Trust - Emerging Markets Debt Fund	Registered Investment Company	*	*	1,808,578
*	SEI Daily Income Trust - Prime Obligation Fund	Registered Investment Company	*	*	1,218,838
*	SEI Investments Company Common Stock	Common Stock	*	*	22,408,976
*	Participants loans	Interest rates range from 8% to 9% with maturity dates from 2006 to 2035	*	*	1,705,924

					$171,217,515

*	Party-in-interest
**	Cost values are not included since all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Investments Company Capital Accumulation Plan

Date: June 28, 2006	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer